[redacted]

08031705

BEST AVAILABLE COPY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 16853 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IRVING LOCKER D/B/A ESICO CO.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 W. 72 ST. #29F
(No. and Street)

NEW YORK (City) NY (State) 10023 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

IRVING LOCKER 212-874-7936
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

INEMER, IRA
(Name – *if individual, state last, first, middle name*)

570 SEVENTH AVE #2103, NEW YORK NY 10018
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 04 2008
THOMSON FINANCIAL

SEC... RECEIVED
JAN 02 2008
BRANCH OF REGISTRATIONS

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, IRVING LOCKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESICO CO., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID S. LOCKER
Notary Public, State of New York
No. 01LO4970053
Qualified in New York County
Commission Expires July 30, 2010

[signature]
Notary Public

[signature]
Signature

PROPRIETOR
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ ~~(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.~~
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Form SIPC-3 FY 2008

8-016853 FINRA DEC

IRVING LOCKER
d/b/a ESICO CO

***Certification of Exclusion From Membership.***

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2008 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- ☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - ☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - ☐ (II) the sale of variable annuities;
  - ☐ (III) the business of insurance;
  - ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- ☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

**In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.**

**Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.**

**Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

INEMER & WOLF LLP
CERTIFIED PUBLIC ACCOUNTANTS

570 SEVENTH AVENUE
NEW YORK, N.Y. 10018
(212) 730-7080
FAX: (212) 944-1237

January 11, 2008

Securities & Exchange Commission
26 Federal Plaza
New York, NY 10007

Gentlemen:

We have audited the Statement of Financial Condition of Mr. Irving Locker D/B/A Esico Co. as of December 31, 2007 and the related statements of income, owners equity, and cash flows for the year then ended filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial Statements are the responsibility of Mr. Locker. Our responsibility is to express an opinion on these Financial Statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. We believe that our audit provided a reasonable basis for our opinion.

In our opinion the Financial Statements present fairly, in all material respects, the financial position of Esico Co. as of December 31, 2007, and the results of its operations and of its cash flows for the year then ended, in conformity with generally accepted accounting standards.

Our audit was conducted for the purpose of forming an opinion on the basic Financial Statements taken as a whole. Such information has been subjected to the auditing procedures applied in the audit of the Basic Financial Statements and, in our opinion is fairly stated in all material respects in relation to the basic Financial Statements taken as a whole.

Here is the additional information you require:

(d) Statement of Changes in Financial Condition:

| | | |
|---|---|---|
| Cash Balance 1/1/07 | | $13,509 |
| Funds Received: | | |
| Commission income | $7,032 | |
| Interest income | 333 | |
| FINRA income | 35,000 | 42,365 |
| Total | | 55,874 |
| Funds Disbursed: | | |
| Operating expenses | 4,794 | |
| Drawing account | 35,000 | 39,794 |
| Cash Balance 12/31/07 | | 16,080 |

(h) Since Esico Co. deals only in Mutual Funds and has complied with the exemptive provisions under Rule 15c 3-3: this is not applicable.

(k) A reconciliation between the audited and unaudited Statement of Financial Condition.

(m) Esico Co. is exempt from S.I.P.C. Assessment Report since it deals only in Mutual Funds. A copy of Certification of Exclusion from membership is attached.

In planning and performing our audit of the financial statements and supplementary information of Irving Locker, D/B/A Esico Co. for the period beginning January 1, 2007 and ending December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determinating compliance with the exemptive provisions rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following.

1. Making quarterly securities examinations, counts, verification and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve System

The Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal

control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Inemer & Wolf LLP

Inemer & Wolf LLP
By Ira H. Inemer
Certified Public Accountant
NYS Certificate No. 22236

| FORM X-17A-5 | **FOCUS REPORT**<br>(Financial and Operational Combined Uniform Single Report)<br>**Part IIA Quarterly 17a-5(a)**<br>INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17 |
|---|---|

## COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: ESICO CO. [0013]

SEC File Number: 8- 16853 [0014]

Address of Principal Place of Business: 15 W. 72 ST #29F [0020]

NEW YORK [0021] NY [0022] 10023 [0023]

Firm ID: 1705 [0015]

For Period Beginning 1/1/07 [0024] And Ending 12/31/07 [0025]

Name and telephone number of person to contact in regard to this report:

Name: IRVING LOCKER [0030] Phone: 212-874-7936 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ☒ [0041]

Check here if respondent is filing an audited report ☒ [0042]

## ASSETS

Consolidated [0198] Unconsolidated [0199]

| | | Allowable | Non-Allowable | Total |
|---|---|---|---|---|
| 1. | Cash | 16,080 [0200] | | 16,080 [0750] |
| 2. | Receivables from brokers or dealers: | | | |
| | A. Clearance account | [0295] | | |
| | B. Other | [0300] | [0550] | [0810] |
| 3. | Receivables from non-customers | [0355] | [0600] | [0830] |
| 4. | Securities and spot commodities owned, at market value: | | | |
| | A. Exempted securities | [0418] | | |
| | B. Debt securities | [0419] | | |
| | C. Options | [0420] | | |
| | D. Other securities | [0424] | | |
| | E. Spot commodities | [0430] | | [0850] |
| 5. | Securities and/or other investments not readily marketable: | | | |
| | A. At cost [0130] | | | |
| | B. At estimated fair value | [0440] | [0610] | [0860] |
| 6. | Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | [0460] | [0630] | [0880] |
| | A. Exempted securities [0150] | | | |
| | B. Other securities [0160] | | | |

| | | | | |
|---|---|---|---|---|
| 7. | Secured demand notes market value of collateral: | [0470] | [0640] | [0890] |
| | A. Exempted securities [0170] | | | |
| | B. Other securities [0180] | | | |
| 8. | Memberships in exchanges: | | | |
| | A. Owned, at market [0190] | | | |
| | B. Owned, at cost | | [0650] | |
| | C. Contributed for use of the company, at market value | | [0660] | [0900] |
| 9. | Investment in and receivables from affiliates, subsidiaries and associated partnerships | [0480] | [0670] | [0910] |
| 10. | Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | [0490] | [0680] | [0920] |
| 11. | Other assets | [0535] | [0735] | [0930] |
| 12. | TOTAL ASSETS | 16,080 [0540] | [0740] | 16,080 [0940] |

## LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | A.I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|
| 13. Bank loans payable | [1045] | [1255] | [1470] |
| 14. Payable to brokers or dealers: | | | |
| A. Clearance account | [1114] | [1315] | [1560] |
| B. Other | [1115] | [1305] | [1540] |
| 15. Payable to non-customers | [1155] | [1355] | [1610] |
| 16. Securities sold not yet purchased, at market value | | [1360] | [1620] |
| 17. Accounts payable, accrued liabilities, expenses and other | [1205] | [1385] | [1685] |
| 18. Notes and mortgages payable: | | | |
| A. Unsecured | [1210] | | [1690] |
| B. Secured | [1211] | [1390] | [1700] |
| 19. Liabilities subordinated to claims of general creditors: | | | |
| A. Cash borrowings: | | [1400] | [1710] |
| 1. from outsiders [0970] | | | |
| 2. Includes equity subordination (15c3-1(d)) of [0980] | | | |
| B. Securities borrowings, at market value: | | [1410] | [1720] |
| from outsiders [0990] | | | |
| C. Pursuant to secured demand note collateral agreements: | | [1420] | [1730] |

| | | | | |
|---|---|---|---|---|
| 1. from outsiders | [1000] | | | |
| 2. Includes equity subordination (15c3-1(d)) of | [1010] | | | |
| D. Exchange memberships contributed for use of company, at market value | | | [1430] | [1740] |
| E. Accounts and other borrowings not qualified for net capital purposes | | [1220] | [1440] | [1750] |
| 20. TOTAL LIABLITIES | | 0 [1230] | 0 [1450] | 0 [1760] |

## Ownership Equity

| | | Total |
|---|---|---|
| 21. | Sole proprietorship | 16,080 [1770] |
| 22. | Partnership (limited partners ________ [1020] ) | [1780] |
| 23. | Corporations: | |
| | A. Preferred stock | [1791] |
| | B. Common stock | [1792] |
| | C. Additional paid-in capital | [1793] |
| | D. Retained earnings | [1794] |
| | E. Total | [1795] |
| | F. Less capital stock in treasury | [1796] |
| 24. | TOTAL OWNERSHIP EQUITY | 16,080 [1800] |
| 25. | TOTAL LIABILITIES AND OWNERSHIP EQUITY | 16,080 [1810] |

## STATEMENT OF INCOME (LOSS)

### REVENUE

| | | | Amount | Code |
|---|---|---|---|---|
| 1. | | Commissions: | | |
| | a. | Commissions on transactions in exchange listed equity securities executed on an exchange | 7,033 | [3935] |
| | b. | Commissions on listed option transactions | | [3938] |
| | c. | All other securities commissions | | [3939] |
| | d. | Total securities commissions | | [3940] |
| 2. | | Gains or losses on firm securities trading accounts | | |
| | a. | From market making in options on a national securities exchange | | [3945] |
| | b. | From all other trading | | [3949] |
| | c. | Total gain (loss) | | [3950] |
| 3. | | Gains or losses on firm securities investment accounts | | [3952] |
| 4. | | Profit (loss) from underwriting and selling groups | | [3955] |
| 5. | | Revenue from sale of investment company shares | | [3970] |
| 6. | | Commodities revenue | | [3990] |
| 7. | | Fees for account supervision, investment advisory and administrative services | | [3975] |
| 8. | | Other revenue — INTEREST INCOME 333; FINRA INCOME 35,000 | 35,000 | [3995] |
| 9. | | Total revenue | 42,388 | [4030] |

### EXPENSES

| | | | Amount | Code |
|---|---|---|---|---|
| 10. | | Salaries and other employment costs for general partners and voting stockholder officers | | [4120] |
| 11. | | Other employee compensation and benefits | | [4115] |
| 12. | | Commissions paid to other broker-dealers | | [4140] |
| 13. | | Interest expense | | [4075] |
| | a. | Includes interest on accounts subject to subordination agreements | | [4070] |
| 14. | | Regulatory fees and expenses | 461 | [4195] |
| 15. | | Other expenses | 4333 | [4100] |

| | | | |
|---|---|---|---|
| 16. | Total expenses | | 4,794 [4200] |

## NET INCOME

| | | | |
|---|---|---|---|
| 17. | Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16) | | 37,594 [4210] |
| 18. | Provision for Federal Income taxes (for parent only) | | [4220] |
| 19. | Equity in earnings (losses) of unconsolidated subsidiaries not included above | | [4222] |
| | a. After Federal income taxes of | [4238] | |
| 20. | Extraordinary gains (losses) | | [4224] |
| | a. After Federal income taxes of | [4239] | |
| 21. | Cumulative effect of changes in accounting principles | | [4225] |
| 22. | Net income (loss) after Federal income taxes and extraordinary items | | 37,594 [4230] |

**MONTHLY INCOME**

| | | | |
|---|---|---|---|
| 23. | Income (current monthly only) before provision for Federal income taxes and extraordinary items | | (1,041) [4211] |

## EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) - (1)–Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(A)–"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(B)–All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

| Clearing Firm SEC#s | Name | Product Code |
| --- | --- | --- |
| 8- [4335A] | [4335A2] | [4335B] |
| 8- [4335C] | [4335C2] | [4335D] |
| 8- [4335E] | [4335E2] | [4335F] |
| 8- [4335G] | [4335G2] | [4335H] |
| 8- [4335I] | [4335I2] | [4335J] |

D. (k) (3)–Exempted by order of the Commission ☐ [4580]

## COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition [3480]

2. Deduct ownership equity not allowable for Net Capital [3490]

3. Total ownership equity qualified for Net Capital 16,080 [3500]

4. Add:

   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital [3520]

   B. Other (deductions) or allowable credits (List).

| | |
|---|---|
| [3525A] | [3525B] |
| [3525C] | [3525D] |
| [3525E] | [3525F] |

[3525]

5. Total capital and allowable subordinated liabilities 16,080 [3530]

6. Deductions and/or charges:

   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [3540]

   B. Secured demand note deficiency [3590]

   C. Commodity futures contracts and spot commodities - proprietary capital charges [3600]

   D. Other deductions and/or charges [3610] [3620]

7. Other additions and/or credits (List)

| | |
|---|---|
| [3630A] | [3630B] |
| [3630C] | [3630D] |
| [3630E] | [3630F] |

0 [3630]

8. Net capital before haircuts on securities positions 16,080 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

   A. Contractual securities commitments [3660]

B. Subordinated securities borrowings ______ [3670]

C. Trading and investment securities:

1. Exempted securities ______ [3735]

2. Debt securities ______ [3733]

3. Options ______ [3730]

4. Other securities ______ [3734]

D. Undue Concentration ______ [3650]

E. Other (List)

| | |
|---|---|
| ______ [3736A] | ______ [3736B] |
| ______ [3736C] | ______ [3736D] |
| ______ [3736E] | ______ [3736F] |
| | ______ [3736] |

0 [3740]

10. *Net Capital* 16,080 [3750]

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | | |
|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | 0 [3756] |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A) | 5,000 [3758] |
| 13. | Net capital requirement (greater of line 11 or 12) | 5,000 [3760] |
| 14. | Excess net capital (line 10 less 13) | 11,080 [3770] |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | 16,080 [3780] |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

16. *Total A.I. liabilities from Statement of* Financial Condition 0 [3790]

17. Add:

A. Drafts for immediate credit ______ [3800]

| | | | |
|---|---|---|---|
| B. | Market value of securities borrowed for which no equivalent value is paid or credited | [3810] | |
| C. | Other unrecorded amounts(List) | | |
| | [3820A] | [3820B] | |
| | [3820C] | [3820D] | |
| | [3820E] | [3820F] | |
| | | [3820] | 0 [3830] |
| 19. | Total aggregate indebtedness | | 0 [3840] |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 / line 10) | | % 0 [3850] |

## OTHER RATIOS

| | | |
|---|---|---|
| 21. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | % 0 [3860] |

## SCHEDULED WITHDRAWALS

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accurals, (as defined below), which have not been deducted in the computation of Net Capital.**

| Type of Proposed Withdrawal or Accrual | Name of Lender or Contributor | Insider or Outsider | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | Withdrawal or Maturity Date (MMDDYYYY) | Expect to Renew |
|---|---|---|---|---|---|
| _ [4600] | [4601] | [4602] | [4603] | [4604] | [4605] |
| _ [4610] | [4611] | [4612] | [4613] | [4614] | [4615] |
| _ [4620] | [4621] | [4622] | [4623] | [4624] | [4625] |
| _ [4630] | [4631] | [4632] | [4633] | [4634] | [4635] |
| _ [4640] | [4641] | [4642] | [4643] | [4644] | [4645] |
| _ [4650] | [4651] | [4652] | [4653] | [4654] | [4655] |
| _ [4660] | [4661] | [4662] | [4663] | [4664] | [4665] |
| _ [4670] | [4671] | [4672] | [4673] | [4674] | [4675] |
| _ [4680] | [4681] | [4682] | [4683] | [4684] | [4685] |
| _ [4690] | [4691] | [4692] | [4693] | [4694] | [4695] |
| | | TOTAL $ | 0 [4699] | | |

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed *redemption of stock and payments of* liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

| Withdrawal Code | Description |
|---|---|
| 1 | Equity Capital |
| 2 | Subordinated Liabilities |
| 3 | Accruals |
| 4 | 15c3-1(c)(2)(iv) Liabilities |

## STATEMENT OF CHANGES

**STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)**

| | | | | |
|---|---|---|---|---|
| 1. | Balance, beginning of period | | | -13,509 [4240] |
| | A. Net income (loss) | | | 42,365 [4250] |
| | B. Additions (includes non-conforming capital of | | [4262] ) | [4260] |
| | C. Deductions (includes non-conforming capital of | | [4272] ) | (39,794) [4270] |
| 2. | Balance, end of period (From item 1800) | | | -16,080 [4290] |

**STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

| | | |
|---|---|---|
| 3. | Balance, beginning of period | 0 [4300] |
| | A. Increases | 0 [4310] |
| | B. Decreases | 0 [4320] |
| 4. | Balance, end of period (From item 3520) | 0 [4330] |

| FORM X-17A-5 | **FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Schedule I** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17 |
|---|---|

Report for period beginning 01/01/2007 [8005] and ending 12/31/2007 [8006]

SEC File Number: 16853 [8011]

Firm ID: 1705

1. Name of Broker Dealer: ESICO CO. [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

| | |
|---|---|
| Name: ______ [8053] | Phone: ______ [8057] |
| Name: ______ [8054] | Phone: ______ [8058] |
| Name: ______ [8055] | Phone: ______ [8059] |
| Name: ______ [8056] | Phone: ______ [8060] |

3. Respondent conducts a securities business exclusively with registered broker-dealers: Yes ○ No ⊙ [8073]

4. Respondent is registered as a specialist on a national securities exchange: Yes ○ No ⊙ [8074]

5. Respondent makes markets in the following securities:
   - (a) equity securities Yes ○ No ⊙ [8075]
   - (b) municipals Yes ○ No ⊙ [8076]
   - (c) other debt instruments Yes ○ No ⊙ [8077]

6. Respondent is registered solely as a municipal bond dealer: Yes ○ No ⊙ [8078]

7. Respondent is an insurance company or an affiliate of an insurance company: Yes ○ No ⊙ [8079]

8. Respondent carries its own public accounts: Yes ○ No ⊙ [8084]

9. Respondent's total number of public customer accounts:

   (carrying firms filing X-17A-5 Part II only)
   - (a) Public customer accounts ______ [8080]
   - (b) Omnibus accounts ______ [8081]

10. Respondent clears its public customer and/or proprietary accounts: Yes ○ No ⊙ [8085]

11. Respondent clears its public customer accounts in the following manner:

| | | |
|---|---|---|
| (a) | Direct Mail (New York Stock Exchange Members Only) | ☐ [8086] |
| (b) | Self Clearing | ☐ [8087] |
| (c) | Omnibus | ☐ [8088] |
| (d) | Introducing | ☐ [8089] |
| (e) | Other | ☐ [8090] |
| (f) | Not Applicable | ☑ [8091] |

12. Yes ○ No ⦿ [8100]

(a) Respondent maintains membership(s) on national securities exchange(s):

(b) Names of national securities exchange(s) in which respondent maintains memberships:

| | | |
|---|---|---|
| (1) | American | ☐ [8120] |
| (2) | Boston | ☐ [8121] |
| (3) | CBOE | ☐ [8122] |
| (4) | Midwest | ☐ [8123] |
| (5) | New York | ☐ [8124] |
| (6) | Philadelphia | ☐ [8125] |
| (7) | Pacific Coast | ☐ [8126] |
| (8) | Other | ☐ [8129] |

13. Employees:

| | | |
|---|---|---|
| (a) | Number of full-time employees | 0 [8101] |
| (b) | Number of full-time employees registered representatives employed by respondent included in 13(a) | 0 [8102] |

14. Number of NASDAQ stocks respondent makes market 0 [8103]

15. Total number of underwriting syndicates respondent was a member 0 [8104]

16. Number of respondent's public customer transactions:

Actual ○ Estimate ○

| | | |
|---|---|---|
| (a) | equity securities transactions effected on a national securities exchange | [8107] |
| (b) | equity securities transactions effected other than on a national securities exchange | [8108] |
| (c) | commodity, bond, option, and other transactions effected on or off a national securities exchange | [8109] |

17. Respondent is a member of the Securities Investor Protection Corporation Yes ○ No ⦿ [8111]

18. Number of branch officies operated by respondent 0 [8112]

19. Yes ○ No ⦿ [8130]

(a) Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank

| | | |
|---|---|---|
| (b) | Name of parent or affiliate | [8131] |
| (c) | Type of institution | [8132] |

20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank — Yes ○ No ⦿ [8113]

21. — Yes ○ No ⦿ [8114]

(a) Respondent is a subsidiary of a registered broker-dealer

(b) Name of parent ________ [8116]

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer — Yes ○ No ⦿ [8115]

23. Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations: — Yes ○ No ⦿ [8117]

*** Required in any Schedule I filed for the calender year 1978 and succeeding years.**

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period — 0 [8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income — 0 [8151]

END